EXHIBIT 12

ADVANCED MEDICAL OPTICS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except for ratios)

	Year Ended December 31,					Six Months Ended June 27, 2003
	1998	1999	2000	2001	2002
Earnings Before Income Taxes	(5.0)	57.8	68.2	75.9	44.5	7.2
Rent Expense	10.6	11.2	12.5	11.2	10.9	7.2
30% Interest Factor	0.3	0.3	0.3	0.3	0.3	0.3

Interest on Rent	3.2	3.4	3.8	3.4	3.3	2.2
Interest Expense	6.1	6.5	3.6	3.3	13.8	14.6

Total Fixed Charges	9.3	9.9	7.4	6.7	17.1	16.8

Earnings Before Income Taxes and Fixed Charges	4.3	67.7	75.6	82.6	61.6	24.0

Fixed Charges Ratio[1]	—	6.9	10.3	12.4	3.6	1.4

(1)	Earnings were insufficient to cover fixed charges for the year ended December 31, 1998 by $5.0 million.

Ratio Formula:

Earnings Before Income Taxes + Fixed Charges Fixed Charges